Joule Case Inc (the "Company") a Delaware Corporation

Financial Statements

For the fiscal year ended December 31, 2022 and 2023

Joule Case, Inc & Subsidiaries
Consolidated Statement of Operations
December 31, 2022

	2023	2022
Income		
Sales	$2,361,028	$1,112,257
Cost of Goods Sold	$1,215,747	$643,235
Gross Profit	**$1,145,281**	**$469,022**
Operating Expenses		
Sales & Marketing	$1,029,695	$431,549
G & A Expense	$2,369,610	$1,497,397
Product Development	$1,808,633	$308,039
Startup Expense	$0	$0
Loss from Operations	**-$4,062,657**	**-$1,767,963**
Other Income	$13,269	$105,532
Interest Expense	-$2,366,009	-$1,362,510
Net Loss	**-$6,415,396**	**-$3,024,941**

Joule Case, Inc & Subsidiaries
Consolidated Balance Sheets
December 31, 2022

	2023	2022
ASSETS		
Current Assets		
Cash & Cash Equivalents	$231,245	$171,988
Accounts Receivable	$35,405	$0
Other Current Assets	$0	$0
Total Current Assets	**$266,649**	**$171,988**
Inventory	$2,212,934	$570,503
Fixed Assets	$21,858	$34,726
Intangible Assets	$149,434	$80,185
Other Assets	$1,500	$1,500
TOTAL ASSETS	**$2,652,375**	**$858,901**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	$614,594	$29,595
Credit Cards	$50,769	$35,941
Secured Note	$500,000	$315,333
Convertible Notes Payable	$2,620,000	$0

Accrued Interest on Convertible Notes Payable	$78,187	$0
Community Round Convertible to Equity	$0	$1,391,291
POoC Notes	$790,437	$790,437
Accrued Interest on POoC Notes	$4,028,478	$1,769,947
Other Current Liabilities	$1,617,213	$225,523
Total Current Liabilities	**$10,299,679**	**$4,558,068**
Capital Leases	$0	$0
Secured Note Long-Term Portion	$0	$0
Long-Term Debt	$86,001	$97,944
POoC Notes	$0	$0
Accrued Interest on POoC Notes	$0	$0
Total Liabilities	**$10,385,679**	**$4,656,012**
Equity		
Owner's Equity	$5,076,776	$2,597,573
Accumulated Deficit	-$12,810,080	-$6,394,684
Total Equity	**-$7,733,304**	**-$3,797,110**
TOTAL LIABILITIES AND EQUITY	**$2,652,375**	**$858,901**

Joule Case, Inc & Subsidiaries
Consolidated Statements of Owners' Deficit
December 31, 2023 & 2022

	Common Stock	Preferred Stock	Owners' Investment	Additional Paid In Capital	Accumulated Deficit	Total Owners' Deficit
Balance as of 12/31/2021	$105	$1,631,274	$12,500	$76,267	-$3,369,742	-$1,649,596
Common Stock	$12					$12
Preferred Stock		$416,793				$416,793
Owners' Investment			-$20,639			-$20,639
Additional Paid In Capital				$481,261		$481,261
Net Income/(Loss)					-$3,024,941	-$3,024,941
Balance as of 12/31/2022	$117	$2,048,067	-$8,139	$557,528	-$6,394,683	-$3,797,110
Common Stock	-$1,343					-$1,343
Preferred Stock		$0				$0
Owners' Investment			$200			$200
Additional Paid In Capital				$0		$0
Net Income/(Loss)					-$6,415,396	-$6,415,396
Balance as of 12/31/2023	-$1,226	$2,048,067	-$7,939	$557,528	-$12,810,079	-$10,213,649

Joule Case & Subsidiaries
Statement of Cash Flows
December 31, 2023 & 2022

	2023	2022
OPERATING ACTIVITIES		
Net Income	-$6,415,396	-$3,024,941
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation and Amortization	$6,646	-$64,090
Stock Compensation		$461,053
Change in Operating Assets and Liabilities:		
Accounts Receivable	-$35,405	$18,689
Inventory	-$1,640,988	-$78,468
Prepaid Expense	-$1,443	-$502
Accounts Payable	$584,999	-$23,103
Credit Cards	$14,828	-$5,210
Sales Tax Payable	-$7,526	$4,961
Accrued Payroll and Commissions	$48,113	$127,102
Deferred Revenue	$1,352,445	$85,921
Total Adjustments to reconcile Net Income to Net Cash provided by opera	$321,669	$526,353
Net cash provided by operating activities	-$6,093,727	-$2,498,589
INVESTING ACTIVITIES		
Purchase of Property and Equipment	-$21,220	$5,986
Intangibles	-$41,807	$2,137
Net cash provided by investing activities	-$63,027	$8,123
FINANCING ACTIVITIES		
Loan Fees	$0	-$39,074
Capital Lease-Energy	$0	$313,760
Proceeds & Payments on Debt & Leases	$6,217,353	$774,332
Proceeds from Issuance of Common Stock	$0	$12
Proceeds from Issuance of Preferred Stock	-$1,343	$1,616,847
Net cash provided by financing activities	$6,216,011	$2,665,877
Net cash increase for period	$59,257	$175,412
Cash at beginning of period	$171,988	-$3,423
Cash at end of period	$231,245	$171,989

Joule Case Inc
Statement of Changes in Equity

Account	2023	2022
Common Stock	($1,226)	$12
Preferred Stock	$2,048,067	$416,793
Owners' Investment	($7,939)	($20,639)
Additional Paid-In Capital	$557,528	$481,261
Accumulated Deficit	($12,810,079)	($6,394,683)
Total Owners' Deficit	($10,213,649)	($3,797,110)

Joule Case Inc
Notes to the Financial Statements
For the fiscal year ended December 31, 2022 and 2023
$USD

1. ORGANIZATION AND PURPOSE

Joule Case Inc (the "Company") is a corporation organized on January 23, 2018 under the laws of Delaware.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.